China SHESAYS Medical Cosmetology Inc.

December 9, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	China SHESAYS Medical Cosmetology Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed November 3, 2011
File No. 333-171574

Dear Mr. Riedler:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 17, 2011 (the “Comment Letter”), addressed to Yixiang Zhang, the Chief Executive Officer of China SHESAYS Medical Cosmetology Inc. (“we”, “our” or the “Company”). The Staff issued the Comment Letter in connection with our filing on November 3, 2011 of Amendment No. 4 to Registration Statement on Form S-1 pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”).

References in this response letter to the “Amendment” are to our Pre-Effective Amendment No. 5 to our Registration Statement on Form S-1 (File No. 333-171574), which we filed with the Commission separately via EDGAR today. In order to facilitate your review, we have reproduced each of the Staff’s comments below, followed by our response to such comment. Page number references contained in the responses below are to the Amendment. For the convenience of the Staff, we are enclosing in the Federal Express package two clean and marked copies of the Registration Statement. The clean copies are from the EDGAR proof, and the marked copies are marked to show changes made to Amendment No. 4 to Registration Statement.

General

1.

Since you are a reporting company subject to the requirements of the Securities Exchange Act of 1934, you should respond to comments 4 and 6-14 in this letter which apply to the disclosure included in your Form 10-K or Form 10-Q within ten business days by providing the requested information or by advising us when you will provide the requested response.

RESPONSE: Please be advised that we have provided the requested information in the Amendment.

2.

Please refer to your response to our prior comment 1. Rule 3-12 of Regulation S-X states that if the financial statements in a filing are as of 135 days or more before the date the filing is expected to become effective, the financial statements shall be updated, with a balance sheet as of an interim date within 135 days and with statements of income and cash flows for the interim period between the end of the most recent fiscal year and the date of the interim balance sheet provided and for the corresponding period of the preceding fiscal year. Please ensure that your next amendment complies with this rule.

RESPONSE: Please be advised that we have updated our financial statements and related Management Discussion and Analysis in the Amendment.

3.

We note your disclosure in footnote 1 to the registration fee table that pursuant to Rule 416, the registration statement also covers additional shares of common stock of China SHESAYS as may issued or issuable because of stock splits, stock dividends, stock distributions and similar transactions, or changes in the exercise price of the warrants. Rule 416(a) involves the registration of additional securities “being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.” Please revise to remove the shares that may be issued or issuable because of “changes in the exercise price of the warrants” as they do not appear to be covered by Rule 416.

RESPONSE: Please be advised that we have removed the shares that may be issued or issuable because of “changes in the exercise price of the warrants” in the Amendment.

4.

With each amendment to your registration statement, the all information provided therein is required to be updated to provide disclosure as of the most recent practicable date. Please update your disclosure throughout the registration statement to provide disclosure as of the most recent practicable date, including, but not limited to the following disclosures which do not appear to be appropriately updated:

The amount of common stock outstanding disclosed under “The Offering” on page 7;

The number of employees you have hired and any additional employees you expect to hire in 2011 which you include in a risk factor on page 12;

All information contained in the selling stockholder table on page 21;

The range of high and low bid information for the equity for each full quarterly period, including the quarter ended September 30, 2011 as disclosed on page 25;

Management’s Discussion and Analysis on page 34;

The Security Ownership table disclosed on page 54; and

The information disclosed in the section “Description of Securities” on page 58.

RESPONSE: Please be advised that we have updated the information in the Amendment to provide disclosure as of the most recent practicable date, particularly the information required by the Staff to be updated.

5.

On page 49, you disclose that “we are required to register with the relevant government authority the security interests on the equity interests in Sichuan Shesays granted to us under the equity pledge agreements. We are currently in the process of registering these security interests. Until we finalize such registration, we may not be able to enforce the security interests granted under the equity pledge agreements... we face the potential risk of not being able to enforce the security interests granted under the equity pledge agreements until such registration is complete. Consequently, if Sichuan Shesays and its equity owners were to breach their obligations under the equity pledge agreement or other contractual arrangement agreements prior to us finalizing the registration of such security interests, we could lose our assets and may have to de-consolidate our PRC operations if we lose control over Sichuan Shesays.” Please expand your disclosure in your Risk Factor section to include an appropriately headed risk factor that discloses all the relevant risks to your business. In addition, please expand your discussion of your equity pledge agreement on page 30 to disclose this information and describe the relevant business risks.

RESPONSE: Please be advised that we have included a new risk factor on page 14 as the following:

We face the potential risk of not being able to enforce the security interests granted under the equity pledge agreements until such registration is complete.

We are currently in the process of registering our equity pledge agreements with the local governmental authorities. We face the potential risk of not being able to enforce the security interests granted under the equity pledge agreements until such registration is complete. Consequently, if Sichuan Shesays and its equity owners were to breach their obligations under the equity pledge agreement or other contractual arrangement agreements prior to us finalizing the registration of such security interests, we could lose our assets and may have to de-consolidate our PRC operations if we lose control over Sichuan Shesays.

We have also expanded our discussion of the equity pledge agreement on page 30 to disclose such information and relevant business risks.

Management’s Discussion and Analysis

Results of Operations, page 35

6.

The current discussion of the Results of Operations solely includes a discussion of the three months ended June 30, 2011 and 2011. Please revise your disclosure to include a discussion of the material changes in your results of operations with respect to the most recent fiscal year-to-date period for which an income statement is provided and the corresponding year-to-date period of the preceding fiscal year. Refer to Item 303(B)(2) of Regulation S-K.

RESPONSE: Please be advised that we have updated our financial statements and related Management Discussion and Analysis in the Amendment.

Three months Ended June 30, 2011, Compared to the Three Months Ended June 30, 2010: Total Revenue, page 35

7.

Please refer to your response to our comment number 6. Please revise your disclosure to disclose the number of customers to visit and receive services during the appropriate period. The current disclosure references the number of customers that visited your facility during the first quarter, and not the second quarter. Similarly, this comment also applies to your disclosure on page 40, where you state “we provided services to 18,951 and 15,385 customers in 2011 and 2010.”

RESPONSE: Please be advised that during the second quarter of 2011, a total of 7,240 customers visited our hospital and clinics, compared to 5,852 in the second quarter of 2010, and we provided services to 4,838 and 3,701 customers in the second quarter of 2011 and 2010, respectively. We have updated the customer numbers to the date as of September 30, 2011, and have also updated our disclosure for the customer numbers for 2010 and 2009.

8.

We note the amount of customers that you provided service to increased approximately 31% and that professional medical beauty service revenue increased 116.9%. Please revise your disclosure to further explain and quantify the drivers that caused the professional medical beauty service revenue increase which is significantly higher than your increase in customers and tell us why these increases are not consistent. Please also revise your disclosure to quantify the increase caused by the new professional medical beauty services which generated incremental revenue growth during the period.

RESPONSE: Please be advised that for the three months ended June 30, 2011, the increase in professional medical beauty service revenue was significantly higher than the increase in the number of customers because we have been focusing on professional medical beauty service by increasing marketing efforts and advertising expenses. We hired several industry-renowned professionals who are experts in skin whitening and anti-wrinkle injection services and we had major promotional activities for the services they provided in the second quarter, which was the main driver of revenue growth of professional medical beauty service in the second quarter of 2011.

For the third quarter of 2011, the increase in professional medical beauty service revenue was significantly higher than the increase in the number of customers because we continued to focus on professional medical beauty service by increasing its marketing and advertising expenses in the third quarter of 2011. We had on-site promotions for professional medical beauty services such as laser skin whitening and anti-wrinkle injections to drive the revenue growth of the service sector in the third quarter of 2011. In addition, three new professional medical beauty services introduced this year contributed approximately $0.2 million to the revenue growth of the sector in the third quarter of 2011.

We have updated our disclosure to the three months and nine months period ended September 30, 2011.

Cost of Revenue, page 36

9.

Please tell us how your cost of revenue for sales of goods for the three months ended June 30, 2010 was only $2,277 which is approximately 2% of the associated revenue of $119,652. This is in comparison to a ratio of approximately 36% for the three months ended June 30, 2011.

RESPONSE: Please be advised that due to inaccurate cost allocation, the actual cost of revenue for sales of goods for the three months ended June 30, 2010 was approximately $47,000. For the three months ended September 30, 2010, the actual cost of revenue for sales of goods was $97,000. Since the difference caused by the error is less than $45,000 (less than 2% of turnover) in the second quarter of 2010, (with no bottom line effect), we had not retrospectively adjusted cost of goods sold. The inaccuracy had been ratified in the nine months period ended September 30, 2010.

Liquidity and Capital Resources

Investing Activities, page 38

10.	Your statement of cash flows indicated you purchased property and equipment $2.2 million. Please revise your disclosure here to provide a discussion of this expenditure.

RESPONSE: Please be advised that for the six months ended June 30, 2011, we made down payment of approximately $1.9 million to purchase new equipment related to the new flagship hospital, and purchased $0.3 million of new equipment for the headquarter hospital, Leshan clinic, Zigong clinic and Yibin clinic. In the same period last year, we purchased approximately $0.4 million of new equipment for the headquarter hospital, Leshan clinic, Yibin clinic and Zigong clinic. We have updated our disclosure to the nine months period ended September 30, 2011, and added a discussion of this expenditure.

Liquidity and Capital Resources, page 42

11.

Please refer to your response to our comment 7. As previously requested, please revise your disclosure here to quantify the total amount of the specific reserves that are not distributable as cash dividends.

RESPONSE: Please be advised that we revised our disclosure as the following on page 46:

For 2010, the minimum amount of the reserves required by PRC laws and regulations was approximately $429,566.

Item 16. Exhibits and Financial Statement Schedules

Notes to the Financial Statements 1. Summary of Significant Accounting Polices and Organization

(A) Organization, page F-6

12.

Please refer to your response to our comment eleven. Please remove the reference to the entities being under common control prior to the consummation of the Restructuring Agreements from the Registration Statement and all future periodic reports.

RESPONSE: Please be advised that we removed the reference to the entities being under common control prior to the consummation of the Restructuring Agreements on April 27, 2010 in this Amendment and will move such reference from all future periodic reports.

Notes to the Condensed (Consolidated) Financial Statements (Unaudited) Note 12 Other Current Assets and Prepaid Expenses, page F-32

13.	Please clarify why other receivables increased by approximately $380K between December 31, 2010 and June 30, 2011.

RESPONSE: Please be advised that between December 31, 2010 and June 30, 2011, other receivables increased by approximately $380,000 mainly because the Company made deposits of approximately $44,000 for acquisition of consumables, tools, equipment and inventories, down payments of approximately $165,000 for advertising, marketing, promotion, consultancy and other business expenses for setting up of a flagship hospital and daily operations of our headquarter and clinics, and approximately $155,000 as rental deposits for leasing of the flagship hospital venue. Between December 31, 2010 and September 30, 2011, Other receivables increased by approximately $585,000 mainly because the Company made down-payments of approximately $147,000 for acquisition of consumables, tools, equipment and inventories, $281,000 for advertising, marketing, promotion, consultancy and other business expenses for setting up of a flagship hospital and daily operations of our headquarter and clinics, and $157,000 as rental deposits for leasing of the flagship hospital venue.

Note 16 Income Tax, page F-34

14.	Please disclose what the $300,933 over-provision in prior year represents.

RESPONSE: Please be advised that the $300,933 over-provision of income tax expense is related to Enterprise Income Tax (“EIT”) for the year ended December 31, 2010. In 2010, the Company estimated that staff costs, advertising expenses, design and other services fee (the “Expenses”) amounted to $1.2 million are non-deductible for EIT purpose. After negotiation with our local tax bureau in the PRC, in May 2011, the Company was allowed to deduct the $1.2 million for tax purpose in fiscal 2010. Therefore, the Company reported an over-provision of income tax expenses in the six months ended June 30, 2011. Please note that we have revised Management’s Discussion and Analysis to discuss this over-provision in prior year.

The Company acknowledges the following:

the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff have any questions regarding the Amendment No.5 to the Current Report or any of our responses to the Comment Letter, please do not hesitate to contact Jie Xiu at (212) 704-6018 or Howard Jiang at (212) 704-6063 of Troutman Sanders LLP, our outside legal counsel. Their fax number is (212) 704-5904.

Sincerely,

China SHESAYS Medical Cosmetology Inc.

By: /s/ Yixiang Zhang
      Yixiang Zhang
      Chief Executive Officer